                                                     EXHIBIT 1 (Page 1 of 2)

                                                     [W.H. BRADY LETTERHEAD]

KATHERINE M. HUDSON
PRESIDENT & CEO


                              January 29, 1996



Board of Directors
Varitronic Systems, Inc.
300 Interchange North
300 Highway 169 South
Minneapolis, MN  55426

Attention:  Scott M. Drill, President

Gentlemen:

As discussed in the attached letter, we previously requested an opportunity to meet with the Varitronic Board to present our thoughts on a potential acquisition of Varitronic by Brady. It is our belief that a combination of the businesses of Varitronic and Brady would serve the interests of both companies; that Brady is the logical company to acquire Varitronic; and that there is both logic and a business fit to such a combination at an appropriate price. We appreciated the opportunity at your suggestion for our respective financial advisors to meet recently to consider issues related to a business combination of Brady and Varitronic.

Together with our advisors, we have carefully reviewed publicly available information with respect to Varitronic and have also considered its likely short term operating results. Based upon this analysis, Brady is prepared to effect a business combination of the companies at $14.00 per share in cash, stock or a combination. Such price is a substantial premium from the current and recent market price of Varitronic's stock.

As I have previously indicated in discussions with Scott Drill, Brady believes that an acquisition of Varitronic is in the best interests of both companies. Our second alternative is the development of our own internal and/or external sources of supply for competing products. We are pursuing that alternative and also our claim for damages. If we are unable to reach an agreement with Varitronic regarding an acquisition,

                                                 EXHIBIT 1 (Page 2 of 2)

Varitronic Systems, Inc.                                   January 29, 1996

we will soon be at the point where our other options are our only practical ones. Therefore, we would ask for a formal response from you by February 6, 1996. Any agreement would, of course, be subject to our further due diligence of Varitronic and customary terms and conditions of an acquisition agreement.


                                 Sincerely,

                                 /s/ Katherine M. Hudson


KMH:br

                                       ENCLOSURE 1 (Page 1 of 1) to EXHIBIT 1

                                               [W.H. BRADY CO. LETTERHEAD]

                              December 22, 1995

KATHERINE M. HUDSON
PRESIDENT & CEO


Mr. Scott Drill, President
Varitronic Systems, Inc.
300 Interchange North
300 Highway 169 South
Minneapolis, MN  55426

Dear Scott:

It was a pleasure to meet with you last week, and we appreciate your candidness and the spirit of cooperation you extended.

I do want to follow up on our meeting of December 11, 1995, at which we discussed the possible acquisition of Varitronic Systems, Inc. ("VSI") by the
W. H. Brady Co. ("Brady"), and your question of this morning as to whether Brady would seek a meeting directly with VSI's Board. We agree with your assessment that Brady is the logical company to acquire VSI. As we discussed, Brady is the largest customer of VSI, and constitutes a substantial portion of its business.

It is also our belief that a combination of the businesses of VSI and Brady would serve the interests of both companies and their respective customers, employees and shareholders, as well as the communities in which they are located. In short, there is both logic and a business fit to such a combination.

On further consideration of your question of this morning, we also believe that now is the time for us to meet with you and VSI's Board. We appreciated your offer to have Norb Nipcon provide further information to Don DeLuca. However, before an exchange of information which might preclude other corporate actions, we believe we should meet with VSI's Board of Directors to discuss our thoughts with respect to a potential acquisition. Although we are not prepared at this time to make an offer for VSI's stock, we believe, based solely upon our present knowledge of VSI and its publicly available information, that a price in the range of $13.50 per share would be fair to VSI's Shareholders. This price would represent a significant premium from VSI's current market price. Any discussions at this point will be held, of course, in confidence by Brady.

We would request that you bring this matter to the prompt attention of your Board. In view of the importance of this transaction to your shareholders, we would like to meet with you and the VSI Board during the first week of January. I would request that you let me know by December 29, 1995, as to the availability of your Board for such a meeting.


                                 Sincerely,